VidAngel, Inc.
249 N. University Avenue
Provo, Utah 84601

October 17, 2016

VIA EDGAR AND OVERNIGHT MAIL

Donald E. Field, Esq.
Attorney-Advisor
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	VidAngel, Inc. (the “Company”)
Offering Statement on Form 1-A, as amended
File No. 024-10596

Dear Mr. Field:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified October 19, 2016 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and
●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Please feel free to contact our counsel, Pamela Catania, Esq. at (804) 823-4010, for any questions related to our request for qualification.

Very truly yours,

/s/ Neal S. Harmon
Neal S. Harmon